Mail Stop 6010



      September 9, 2005

G. Dale Garlow
President and Chief Executive Officer
Vyrex Corporation
2159 Avenida de la Playa
La Jolla, CA  92037

Re:  	Vyrex Corporation
	Preliminary Proxy Statement on Schedule 14A, Filed September
2,
2005
	File No. 0-27866

Dear Mr. Garlow:

      This is to advise you that we have limited our review of the above referenced proxy statement to only the issues identified below.

Schedule 14A

1. We note that your proxy statement only contains one proposal to be considered by your shareholders. More specifically, you are asking shareholders to vote on a merger agreement pursuant to which you intend to reincorporate the company from a Nevada company to a Delaware company. As your disclosure provides, this reincorporation also contemplates changes to your certificate of incorporation, including an increase in your capital stock. Because we believe the increase in capital stock is a material change, please revise your document so that the increase in capital stock is presented as a separate proposal to be considered by shareholders. Please note you may state that each of your proposals is contingent on the approval of the other proposal, but you must allow shareholders to vote on each of the proposed material changes.

2. Additionally, with respect to the increase in capital stock, please provide a statement, if true, that you have no current intentions or understandings to issue the additional authorized shares of capital stock other than with respect to the stock option issuances.

*	*	*


      You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Song P. Brandon at (202) 551-3621 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director
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